Exhibit 99.1

Valens Semiconductor Releases VA6003 Chipset for Optimized In-Car Ethernet Connectivity, the Only High-Bandwidth Solution Capable of Operating Over Unshielded Channels

HOD HASHARON, Israel, February 16th, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today announced that it has released a new chip, the VA6003, which is uniquely capable of high bandwidth symmetric in-vehicle connectivity over simple, low-cost wiring infrastructure. The chipset is already being evaluated by leading automotive customers for integration into their platforms.

The VA6003 is the most optimized Ethernet connectivity solution for the automotive industry, offering a unique suite of capabilities including:

●	1.5Gbps/1.5Gbps symmetric bandwidth

●	Extremely low power consumption

●	Industry-lowest error rate

●	The only multi-gig solution able to operate over low-cost unshielded channels, enabling significant total system cost saving

●	Aggregation of multiple interfaces over the same cable such as 1G Ethernet, Audio, and Control data

The VA6003 is the newest product in Valens’ VA6000 chipset family, which is already deployed in various Mercedes-Benz models. This product derivative offers a more efficient and cost-effective solution to address various infotainment applications and customer needs.

“Valens’ high performance technology gives us the ability to offer high bandwidth connectivity over low-cost infrastructure – a combination that no competitor on the market can match,” said Valens Semiconductor SVP and Head of Automotive Gideon Kedem. “With the addition of the VA6003, Valens now boasts a robust and one-of-a-kind offering for telematics applications and we are looking forward to seeing the chipset powering the next generation of infotainment systems.”

“Valens Semiconductor is uniquely positioned to offer products for both symmetric applications such as ECU-to-ECU connectivity with our VA6000 family, as well as asymmetric applications such as sensor-to-ECU connectivity with our first-in-industry A-PHY-compliant VA7000 family. This comprehensive offering makes Valens a one-stop-shop for all in-vehicle high speed applications, providing us a distinct market advantage,” said Mr. Kedem.

About Valens Semiconductor Ltd.

Valens (NYSE: VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the automotive and audio-video industries. Valens’ Emmy® award-winning HDBaseT technology is the leading standard in the professional AV market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for the international standard for automotive connectivity. For more, visit https://www.valens.com/.

Forward-Looking Statements

Valens may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor